

February 19, 2026

Raymond Fu
Chief Executive Officer
Kuber Resources Corp
1113, Lippo Centre Tower 2, 89 Queensway
Admiralty, Hong Kong

     Re: Kuber Resources Corp
          Form 10-K for the Fiscal Year Ended December 31, 2024
          File No. 000-26119

Dear Raymond Fu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Timothy Lam